UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42820

TryHard Holdings Limited

(Exact name of registrant as specified in its charter)

#502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053)

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

EXHIBITS

99.1	Press release — TryHard Holdings Limited to Effect Share Consolidation on August 10, 2026

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on August 6, 2026.

TryHard Holdings Limited

By:	/s/ Rakuyo Otsuki
Name:	Rakuyo Otsuki
Title:	Director, Chief Executive officer, and Chairperson

3